Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2007

Mark S. Deutsch
Chief Financial Officer
IVAX Diagnostics, Inc.
2140 North Miami Avenue
Miami, FL   33127

Re: **IVAX Diagnostics, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 30, 2007
        File No. 001-14798

Dear Mr. Deutsch:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

2 Summary of Significant Accounting Policies

Inventories, page 49

1.   Please provide us in disclosure type format a description of your accounting
        policy regarding capitalization of unapproved products, which specifically states
        the point during the FDA approval process that you determine a probable future
        benefit exists and the status of the FDA's consideration of the safety and efficacy
        of the drug/system and evaluation of the manufacturing process at that point.

Please provide a description of the overall FDA approval process. The description should meaningfully relate to your accounting policy for pre-launch inventory. For each product which you have capitalized a significant amount of costs without approval of the product by the FDA, please tell us the following information:

- The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
- The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion.
- The remaining shelf life of each product, as of each balance sheet date presented, and why you believe it will be able to realize the inventory prior to the expiration of the shelf life.
- The risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the asset.

6 Product License, page 54

2.   Please tell us why you are deferring the amortization of the product license and not using a straight-lined amortization method when it appears that you cannot reliably determine the pattern in which the economic benefits of the intangible assets are used up, see paragraph 12 of SFAS No. 142.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant